

September 13, 2013

Via E-mail
Ms. Lauri A.Wood
Chief Financial Officer
Peoples Financial Corporation
Lameuse and Howard Avenues
Biloxi, Mississippi 39533

> **Re: Peoples Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-12103**

Dear Ms. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2013

Provision for Loan Losses, page 38

We note you disclose that included in non-accrual loans is one out of area residential development loan with a balance of $15,318,000 which has been on non-accrual for two years without a specific reserve until you assigned a $3,000,000 reserve during the second quarter of 2013. In order for us to more fully understand the facts and circumstances regarding this loan, including performance status and related matters, please address the following in your response:

- The original loan date, borrower and development information, triggering events leading to this loan being placed on non-accrual status in 2011;
- How and why you did not have a specific reserve set aside for this loan until recently and the facts and circumstances supporting management's judgments and determinations in this regard as it related to the extent of any guarantees, sufficiency of collateral, etc.;

- Whether or not the bank used third parties or outside experts to value any collateral or conduct appraisals given that this loan was not in your primary operating market and whether or not this information was received timely;
- How management used any third party information (if applicable) and whether or not management made any adjustments to this information as part of their on-going evaluation of the need for a specific reserve over the last two years; and
- Why you believe management had an appropriate internal system and methodology in place to ensure that changes in facts and circumstances regarding loan performance, collateral values and appraised values were considered by management in a timely manner and similarly reflected in your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief